Form 20-F
Alps Group Inc
filed 2025-10-31
CIK 2025774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: October 28, 2025

Commission File Number: 001-42915

Alps Group Inc

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)

No. 1, Jalan 1/68F, Jalan Tun Razak

50400 Kuala Lumpur

Wilayah Persekutuan, Malaysia

(Address of principal executive offices)

Dr. Tham Seng Kong
Tel.: 603-2163 1113

Email: investorrelations@alpsmedical.com

Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)

No. 1, Jalan 1/68F, Jalan Tun Razak

50400 Kuala Lumpur

Wilayah Persekutuan, Malaysia

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	ALPS	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one-half of one ordinary share at a price of $11.50 per whole share	ALPWF	OTC Markets

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On October 28, 2025, the issuer had 166,400,326 ordinary shares, par value $0.0001 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On January 30, 2024, Globalink Investment Inc. (“Globalink”) entered into a merger agreement (as amended and restated on May 20, 2024, further amended on March 6, 2025, April 18, 2025, September 27, 2025, and as may be further amended, restated or supplemented from time to time, the “Merger Agreement”), by and among Globalink, GL Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the effective time of the Acquisition Merger (as defined below) (the “Effective Time”) in accordance with the terms and conditions of the Merger Agreement (the “Parent Representative” or the “Sponsor”), Alps Global Holding Pubco, a Cayman Islands exempted company (“PubCo”), Alps Biosciences Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (“Merger Sub”), Alps Life Sciences Inc, a Cayman Islands exempted company (“Alps Holdco”) and Dr. Tham Seng Kong, an individual, in the capacity as the representative from and after the Effective Time for the shareholders of Alps Holdco as of immediately prior to the Effective Time in accordance with the terms and conditions of the Merger Agreement (the “Seller Representative”).

Pursuant to the terms of the Merger Agreement, the Business Combination between Globalink and Alps Holdco was effected in two steps: (i) Globalink merged with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Redomestication Merger”); and (ii) Merger Sub merged with and into Alps Holdco, resulting in Alps Holdco remaining as the surviving entity and a wholly-owned subsidiary of PubCo (the “Acquisition Merger”). Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we,” “us,” “our,” “Company” or “PubCo” refer to Alps Global Holding Pubco, a Cayman Islands exempted company, and its consolidated subsidiaries. PubCo after the Business Combination is referred to in this Report, as the “Combined Company” or “Alps Group.”

Upon the consummation of the Business Combination on October 28, 2025, and pursuant to the Merger Agreement:

●	All of the outstanding shares of Alps Holdco were cancelled in exchange for the right to receive PubCo ordinary shares equal to the Conversion Ratio (as defined in the Merger Agreement). The aggregate consideration for the Business Combination is US$1.6 billion, payable at the Closing in the form of newly issued PubCo ordinary shares, at $10.00 per share, of US$0.0001 par value each (the “Merger Consideration Shares”). The Merger Consideration Shares were allocated pro rata with each shareholder of Alps Holdco receiving a number of PubCo ordinary shares determined in accordance with the terms of the Merger Agreement.
●	Each share of Globalink common stock, par value $0.001 per share, issued and outstanding immediately prior to the effective time of the Redomestication Merger (other than any redeemed shares), were automatically cancelled, and PubCo issued to its holder (other than Globalink stockholders who exercised their redemption rights in connection with the Business Combination) one validly issued PubCo ordinary share, which was fully paid;
●	Each Globalink warrant to purchase one-half (1/2) of one share of Globalink common stock issued and outstanding immediately prior to effective time of the Redomestication Merger converted into one warrant to purchase one-half (1/2) of one PubCo ordinary share (“PubCo warrant”) (or equivalent portion thereof). The PubCo warrants will have substantially the same terms and conditions as set forth in the Globalink warrants;
●	The holders of Globalink rights (convertible into one-tenth (1/10) of one share of Globalink common stock) issued and outstanding immediately prior to the effective time of the Redomestication Merger obtained the right to receive one-tenth (1/10) of one PubCo ordinary share (“PubCo right”) in exchange for the cancellation of each Globalink right; and
●	8,000,000 shares of ordinary shares the Combined Company (representing five percent (5%) of the Merger Consideration Shares) were issued and held in escrow with Continental Stock Transfer & Trust (“Escrow Agent”) to satisfy any indemnification obligations incurred under the Merger Agreement (the “Escrow Shares”).
●	The name of the Combined Company was changed to “Alps Group Inc”.

Subsequent to the execution of the Merger Agreement and as a condition and an inducement to Globalink and Alps Holdco to consummate the Business Combination, PubCo, Globalink and Alps Holdco entered into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (the “PIPE Investors”) for an aggregate subscription amount of US$3,107,875 in PubCo ordinary shares in a private placement to be consummated substantially concurrently with the Closing (the “PIPE Investment”). The PIPE Investment closed immediately prior to the consummation of the transactions contemplated by the Merger Agreement. The PIPE Investors, together with certain former shareholders of Globalink also entered into the Registration Rights Agreement with Pubco pursuant to which Pubco will, among other things, file a resale shelf registration statement on behalf of the stockholders no later than 60 days after the Closing. The Amended and Restated Registration Rights Agreement will also provide certain demand registration rights and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods.

The Combined Company’s Ordinary Shares are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “ALPS”. The Combined Company’s Warrants are listed on the OTCID under the symbol “ALPWF.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events of the Company. Forward-looking statements include all statements other than statements of historical fact, including statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements. These forward-looking statements include, but are not limited to, statements relating to expectations for future financial performance, business strategies, financings and expectations for the Company’s business. Forward-looking statements may include statements preceded by, followed by or that include the words “may”, “can”, “should”, “will”, “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “anticipate”, “believe”, “seek”, “target” or similar expressions, but not all forward-looking statements include such terms.

The forward-looking statements in this Report are based on information available as of the date of this Report and Company management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, they cannot guarantee future results, level of activity, volume of sales, performance or achievements. Moreover, no one assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in connection with the forward-looking statements contained in this Report.

You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ include:

●	changes in domestic and foreign business, market, financial, political and legal conditions;

●	inability to obtain financing, equity, debt, or convertible debt financings to fund our operations on favorable terms or at all (including where such inability results in additional costs being incurred, and/or additional funding not be available, under existing financing arrangements);

●	growth in demand for our products and services being lower than expected, or eventuating later than expected (including but not limited to delay in development, clinical trials, or commercialization of product candidates);

●	increase in prices of labor or materials, or adverse movements in foreign exchange;

●	disruption to global supply chains;

●	downward pricing pressure from customers;

●	the inability to maintain the listing of the Company’s securities on a U.S. securities exchange;

●	the failure to realize the anticipated benefits of the Business Combination and related transactions;

●	risks related to the rollout of our business strategy and the timing of expected business milestones;

●	the effects of competition on our future business and our ability to grow and manage growth, establish and maintain relationships with customers, and retain management and key employees;

●	the outcome of any legal proceedings that may be instituted against us or any of our respective directors or officers;

●	the impact of any pandemic or other public health crisis, such as the COVID-19 pandemic, and governmental responses;

●	risks related to the Combined Company’s industry;

●	changes in laws and regulations;

●	risks and uncertainties related to being based in and having substantially all operations in Malaysia; and

●	other risks and uncertainties described in the section of this Report entitled “Risk Factors.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and executive officers of the Combined Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Directors and Executive Officers of the Combined Company” which is incorporated herein by reference.

The business address for each of the directors and executive officers of the Combined Company is Unit E-18-01 & E-18-02, Level 18, Icon Tower (East), No. 1, Jalan 1/68F, Jalan Tun Razak, 50400 Kuala Lumpur, Wilayah Persekutuan, Malaysia.

B.	Advisers

Hunter Taubman Fischer & Li LLC represented Globalink as U.S. securities counsel in connection with the Business Combination. The address of Hunter Taubman Fischer & Li LLC is 950 Third Avenue, 19th Floor, New York, NY 10022.

Ogier represented Globalink and Merger Sub on matters relating to Cayman Islands law. The address of Ogier is 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands.

The Law Offices of Jenny Chen-Drake represented Alps Holdco, Pubco and Merger Sub in connection with the Business Combination. The address of the Law Offices of Jenny Chen-Drake is 1441 New Highway 96 West, Suite 2, #123, Franklin, Tennessee 37064.

Darryl, Edward & Co. represented Alps Global Holding Berhad on matters relating to Malaysian law and will be the Combined Company’s Malaysian legal counsel following the Business Combination. The address of Darryl, Edward & Co. is D-35-03, Menara Suezcap 1, KL Gateway, 59200 Kuala Lumpur.

Ogier has represented has Pubco and Alps Holdco on matters of Cayman Islands law. The address of Ogier is 11th Floor, Central Tower, 28 Queen’s Road Central, Central, Hong Kong.

C.	Auditors

Marcum LLP has acted as the independent registered public accounting firm for Globalink. The address of Marcum LLP is 750 3rd. Avenue, Floor 11, New York NY 10017.

UHY Malaysia PLT acted as the independent registered public accounting firm of PubCo for the financial period May 14, 2024 (date of incorporation) to August 31, 2024, and will be the Combined Company’s independent registered public accounting firm following the Business Combination.

UHY Malaysia PLT also acted as the independent registered public accounting firm of Alps Holdco for the financial period April 11, 2024 (date of incorporation) to May 31, 2024, and will be the Combined Company’s independent registered public accounting firm following the Business Combination.

UHY Malaysia PLT acted as the independent registered public accounting firm of Alps Global Holding Berhad and its subsidiaries, for its consolidated financial statements as of and for the fiscal years ended March 31, 2024 and 2023. The address of UHY Malaysia PLT is Suite 11.05, Level 11, The Gardens South Tower, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth, on the basis of generally accepted accounting principles in the United States, our consolidated capitalization and indebtedness on an unaudited pro forma combined basis as of March 31, 2025, after giving effect to the Business Combination.

As of March 31, 2025 (pro forma)	USD
Cash and cash equivalents	3,034,585
Total equity	(265,676)
Debt:
Non-current debt	850,331
Current debt	9,314,864
Total indebtedness	10,165,195
Total capitalization	9,899,519

For more information, see the unaudited pro forma condensed combined financial information of the Combined Company contained in Exhibit 99.3 to this Report.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is Alps Group Inc. The Company was incorporated as an exempted company under the laws of Cayman Islands on May 14, 2024, for the purpose of completing the Business Combination. After the Business Combination, the business of Alps Life Sciences Inc, Alps Global Holding Berhad and its subsidiaries prior to the consummation of the Business Combination became the business of Alps Group Inc following the consummation of the Business Combination. The history and development of the Company and the material terms of the Business Combination are described in the Proxy Statement in the sections titled “Summary of the Proxy Statement/Prospectus,” “Proposal No. 2 — The Acquisition Merger Proposal,” “Information About Alps,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alps,” and “Description of Pubco’s Securities,” which are incorporated herein by reference. See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain information about the Company is set forth in “Item 4.B — Business Overview” and is incorporated herein by reference.

The Company’s registered office is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and the Company’s principal executive office is Unit E-18-01 & E-18-02, Level 18, Icon Tower (East), No. 1, Jalan 1/68F, Jalan Tun Razak, 50400 Kuala Lumpur, Wilayah Persekutuan, Malaysia. The Company’s principal website address is https://alps-holdings.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Following and as a result of the Business Combination, all business of the Combined Company is conducted through its subsidiaries. A description of the business is included in the Proxy Statement in the sections titled “Information About Alps” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alps,” which are incorporated herein by reference.

C.	Organizational Structure

Following the consummation of the Business Combination, (i) Globalink merged with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Redomestication Merger”); and (ii) Merger Sub merged with and into Alps Holdco, resulting in Alps Holdco remaining as the surviving entity and a wholly-owned subsidiary of PubCo (the “Acquisition Merger”). PubCo after the Business Combination is referred to in this Shell Company Report on Form 20-F (this “Report”), as the “Combined Company.”

The ownership percentages above reflect the final shareholder structure of the Company immediately post-business combination closing.

D.	Property, Plants and Equipment

Information regarding the Company’s property and equipment is described in the Proxy Statement in the section titled “Information About Alps” in the subsections titled “— Our Research and Development,” “— Our Pipeline,” “Description of Properties,” and “cGMP Facility” which are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operation of the Alps Life Sciences Inc, Alps Global Holding Berhad and its subsidiaries for the fiscal years ended March 31, 2025 and 2024, are included in the Proxy Statement in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to the executive officers and directors of the Combined Company as of the date of this Report.

Combined Company

Name	Age	Position
Dr. THAM Seng Kong	55	Director; Chief Executive Officer and Interim Chief Financial Officer
CHEW Yoke Ling	53	Director
LOW Wei Sim	30	Chief Operating Officer
Professor Manickam RAVICHANDRAN	57	Chief Scientific Officer
Professor POH Chit Laa	73	Chief Vaccine Development Officer
Tan Sri Dato’ Seri Dr. Suleiman bin MOHAMED	76	Independent Director
CHUA Boon Ping	40	Independent Director
Intan Ilyani binti Ghazali	45	Independent Director

Alps Holdco

Name	Age	Position
Dr. THAM Seng Kong	55	Director; Chief Executive Officer and Interim Chief Financial Officer
CHEW Yoke Ling	53	Director
LOW Wei Sim	29	Chief Operating Officer
Professor Manickam RAVICHANDRAN	57	Chief Scientific Officer
Professor POH Chit Laa	73	Chief Vaccine Development Officer
Tan Sri Dato’ Seri Dr. Suleiman bin MOHAMED	76	Independent Director
CHUA Boon Ping	40	Independent Director
Intan Ilyani binti Ghazali	45	Independent Director

Alps is in the process of evaluating and seeking suitable candidates to serve as the Chief Financial Officer of the Combined Company.   In the interim, the board of directors has appointed Dr. THAM Seng Kong to serve as the Interim Chief Financial Officer.

Dr. THAM Seng Kong serves as Managing Director on the Combined Company’s board of director. Dr. Tham has served as Alps’ Managing Director, Group Chief Executive Officer and Group Chief Research Scientist since its inception. Dr. Tham is a veteran in the field of life sciences, with a focus in the field of Cellular Therapy. He is an established member of the Malaysian Society for Stem Cell Research & Therapy and the Malaysia Association for Cell Therapy. He has been involved in ongoing extensive research on anti-aging cellular therapy since 2006. Dr. Tham also actively participates in cancer research. Dr. Tham obtained his Bachelor of Medicine from Xiamen University in 1994, and Masters of Business Administration from the Business Institute of Pennsylvania in 2012. Dr. Tham obtained his Ph.D. in Integrated Chinese Medicine & Western Clinical Medicine (Oncology) from Guangzhou University of Chinese Medicine (GUCM) in 2017. Dr. Tham will bring to the board his deep expertise in the field of life sciences and cellular therapy.

CHEW Yoke Ling serves as a Director on the Combined Company’s board of director. She has served as a Director of Alps since 2017. With a background in the beauty industry, Ms. Chew has leveraged her expertise to drive strategic initiatives within our organization. In her role as a marketing director, Ms. Chew oversees sales and marketing activities for Alps’ products and services. Her responsibilities extend to the planning and coordination of Alps medical tourism efforts, catering to both local and international clients. She obtained a Diploma in Marketing from Stamford Group of Colleges, in 1992, and a Diploma in Secretarial Studies from RIMA College, in 1990. Ms. Chew will bring to the board her expertise and knowledge in marketing and medical tourism

Low Wei Sim (Amanda) serves as the Chief Operating Officer of the Combined Company. Ms. Amanda has been appointed as our Deputy Chief Operating Officer from April 1, 2024. Prior to this role, she held a senior executive position within the same company. Since December 1, 2018, Ms. Amanda has served as a director at Aiiot Technologies Sdn. Bhd., which specializes in information system development and supporting services ancillary to the Internet of Things (IoT). Additionally, she also serves as the executive director in Alps Globemedic Sdn. Bhd., a company dedicated to healthcare business developments, since November 2018. Amanda obtained her Bachelor of Science (BSc) Hons. in Business Studies from Sunway University, Malaysia in 2018. Ms. Low will bring to the board her expertise in healthcare and wellness operations.

Professor Manickam RAVICHANDRAN serves as the Combined Company’s Chief Scientific Officer. Professor Ravichandran has been Alps’ Chief Scientific Officer since December 1, 2022. He is responsible for overseeing the scientific and research-related activities. He also serves as the Dean of the Faculty of Applied Sciences at AIMST University, and previously served as the Vice-Chancellor of AIMST University, Malaysia. Professor Ravichandran received his Bachelor of Science in Botany from Madurai Kamaraj University, India in 1988. He obtained his M.Sc. in Medical Microbiology from Christian Medical College, Vellore in 1991, and gained his Ph.D. in Biotechnology from Anna University, Chennai, India in 1977. Professor Ravichandran also contributes to the academic community as an Editorial Board Member of the Tropical Biomedicine Journal, a position he has held since July 7, 2020. Professor Ravichandran’s academic and research excellence has been recognized with 44 national and international awards, including honors from prestigious exhibitions such as IENA in Nuremberg, Germany, and the International Exhibition of Inventions in Geneva. He has also been awarded the Anugerah Inovasi Negara in Malaysia. As an associate member and committee member of ‘Top Research Scientists Malaysia’ at the Academy of Sciences Malaysia. Professor Ravichandran will bring to the board his deep knowledge and expertise in scientific and research related activities.

Professor POH Chit Laa serves as the Combined Company’s Chief Vaccine Development Officer. Professor Poh is Alps’ Chief Vaccine Development Officer since 2024. Professor Poh has a prestigious career in higher education, focusing on medical microbiology, bacteriology, and biotechnology. She has served as distinguished professor and Head of the Centre for Virus and Vaccine Research at Sunway University from 2011 to 2024. Professor Poh held numerous academic positions, including Professor of Environmental Biotechnology at Swinburne University of Technology (Australia) from 2007 to 2009, and Professor of Biomedical Science at Curtin University of Technology (Australia) from 2005 to 2006. Earlier in her career, Professor Poh was an Associate Professor at the National University of Singapore from 1982 to 2007. Professor Poh obtained a Bachelor of Science (BSc) with First Class Honors in 1975, and a Ph.D. in Medical Microbiology and Bacteriology from Monash University, Australia in 1980. Additionally, Professor Poh contributes to the academic community as a member of the Editorial Committee of the Journal of Bioscience and Bioengineering, published by the Society for Biotechnology in Japan, a role she has held since 2023. Professor Poh will bring to the board her expertise and knowledge in medical microbiology, bacteriology and biotechnology.

Non-Executive and Independent Directors

Tan Sri Dato’ Seri Dr. Suleiman bin Mohamed serves as an independent director after the Business Combination. Tan Sri Suleiman has had a distinguished career in journalism, government, and education. Since 2009, he has been the founder and Chairman of Koperasi Khazanah Suria (KL) Berhad, a company focused on business consulting and promoting financial literacy, education, and planning for its members. From 2012 to 2016, he served as the Chairman of UNITAR International University. Tan Sri Suleiman was elected as a Member of the Parliament of Malaysia for four consecutive terms from 1986 to 2004. During his tenure, he held several significant positions, Deputy Minister of Health from 1999 to 2004, Deputy Minister of Information from 1995 to 1999, and Deputy Minister of the Prime Minister’s Department from 1987 to 1995. Tan Sri Suleiman holds a Doctorate in Philosophy in Malay Literature Studies from Universiti Kebangsaan Malaysia. He obtained a Doctorate in Journalism and a Bachelor’s Degree in Communication Science from Universitas Negeri Padjadjaran, Bandung, Indonesia. Tan Sri Suleiman will bring to the board his deep experience and knowledge of Malaysia’s governmental policies and structure in the healthcare field.

Chua Boon Ping serves as an independent director after the Business Combination. Mr. Chua possesses over 18 years of experience in internal auditing, risk management, internal controls, sustainability reporting and corporate governance. Since August 2021, he has served as Head of Risk Management and Internal Audit at Kossan Rubber Industries Bhd, overseeing the company’s risk assessment activities, internal audit functions, sustainability-related matters and regulatory compliance matters. From November 2014 to July 2021, he was with AYS Ventures Berhad where he held various senior roles and responsibilities in overall corporate matters, including corporate governance, strategic planning, sustainability reporting, risk management, internal audits, ISO and regulatory compliances. Mr. Chua began his career as a Business Analyst with Deloitte Enterprise Risk Services Sdn Bhd and subsequently held internal audit roles in several public listed companies in Malaysia across diverse sectors including trading and manufacturing, leisure and hospitality, milling, healthcare, construction, and property development. Mr. Chua holds a Bachelor’s Degree in Accounting (with Honours) from the University of Hertfordshire, United Kingdom, in 2005. He is a Chartered Accountant registered with the Malaysian Institute of Accountants (C.A.(M)), a Fellow of the Association of Chartered Certified Accountants (FCCA), and a Professional Member of The Institute of Internal Auditors Malaysia (CMIIA). Mr. Chua brings to the board his expertise in internal auditing, internal controls, risk management, sustainability and corporate governance.

Intan Ilyani binti Ghazali serves as an independent director of the Combined Company after the Business Combination. Ms. Intan has extensive experience in strategic partnerships, branding, and stakeholder management. Since August 2024, she has served as Vice President of Retail & eCommerce at Shui Xing Group Ventures. From July 2021 to July 2024, Ms. Intan was the Head of Strategic Partnership & Branding at JLand Group, where she managed partnerships with companies including Petronas Gentari and Mitsui. Previously, she held roles at Maybank Group, including Special Officer to the Chairman from 2008 to 2014 and Executive, Corporate Services & Legal from 2006 to 2008. Ms. Intan also founded Face & Co, a skincare brand, and managed it from 2017 to 2020. Ms. Intan holds a Master of Business Administration from the University of Technology, Malaysia, awarded in 2023, and a Diploma in Executive Secretaryship from MARA University of Technology, Malaysia, awarded in 2000. She brings expertise in partnership development and branding to the board.

Committees of the Board of the Directors

The Combined Company’s board of directors has an audit committee, compensation committee and nominating and corporate governance committee. All of the committees comply with all applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations as further described below. The responsibilities of each of the committees of the Combined Company’s board of directors are described below. Each member of these committees is appointed by the Combined Company’s board of directors and will serve for such term or terms as the board may determine or until such member’s earlier resignation or death.

Audit Committee

The Combined Company is required to maintain an audit committee consisting of at least three independent directors in accordance with the Nasdaq listing standards and applicable SEC rules. The audit committee is composed of three independent directors: Mr. Chua Boon Ping (chair), Tan Sri Dato’ Seri Dr. Suleiman bin Mohamed, and Ms. Intan Ilyani binti Ghazali. The parties have determined that Mr. Chua Boon Ping qualifies as the “audit committee financial expert” under Nasdaq listing standards and under Rule 10-A-3(b)(1) under the Exchange Act.

The audit committee’s role is to compile the necessary audit committee report for the SEC to be included in PubCo’s proxy statements and to support the Combined Company’s board of directors in supervising (1) the integrity of the financial reports, (2) adherence to legal and statutory obligations, (3) the qualifications and autonomy of Alps’ independent accountants, (4) the internal audit function’s efficacy, and (5) the performance of the independent accounting firm engaged by the Combined Company.

Compensation Committee

The Combined Company maintains a compensation committee composed of Tan Sri Dato’ Seri Dr. Suleiman bin Mohamed (chair), Ms. Intan Ilyani binti Ghazali, and Mr. Chua Boon Ping. The Combined Company’s board of directors has determined that each proposed member of PubCo’s remuneration committee is independent under the Nasdaq listing standards and applicable SEC rules, including the additional independence requirements applicable to the members of a remuneration committee.

The Combined Company’s board of directors has adopted a charter setting forth the responsibilities of the committee, which are consistent with the Nasdaq listing standards and applicable SEC rules, and include among others:

●

recommending to the Combined Company’s board of directors for its approval a compensation policy in accordance with the requirements of Cayman Islands law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to Combined Company’s board of directors any amendments or modifications the committee deems appropriate, including as required under Cayman Islands law;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with the proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for the officers and employees;

●	if required, producing a report on executive compensation to be included in the annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nomination Committee

The Combined Company maintains a nominating and corporate governance committee composed of Ms. Intan Ilyani binti Ghazali (chair), Tan Sri Dato’ Seri Dr. Suleiman bin Mohamed, and Mr. Chua Boon Ping. The primary purposes of the nominating and corporate governance committee are to (A) (i) identify individuals qualified to serve on the board of directors, consistent with criteria approved by the board of directors, (ii) recommend that the board of directors approve a slate of director nominees for election by the shareholders of the Company at the annual meeting of the shareholders of the Company and (iii) recommend director nominees in the event of a vacancy on the board of directors, (B) (i) develop and recommend to the board of directors a set of corporate governance policies and principles to be applicable to the Company and (ii) periodically re-evaluate such policies and guidelines for the purpose of recommending amendments to them if appropriate, (C) oversee an annual evaluation of the board of directors, each of the committees of the board of directors, and management of the Company, (D) review certain related party transactions and procedures for evaluating and approving such transactions, (E) (i) review the stock ownership guidelines applicable to each of the directors, the Chief Executive Officer and each other individual identified as an executive officer of the Company, (ii) determine compliance with such guidelines at least annually, (iii) review such guidelines annually, and (iv) recommend any necessary changes to the board of directors, and (F) perform such other duties and responsibilities as may be delegated to it from time to time by the board of directors.

B.	Compensation

Information pertaining to the compensation of the directors and executive officers of the Combined Company is set forth in the Proxy Statement, in the section titled “Executive Compensation,” “Directors and Officers of the Combined Company — Compensation of Directors and Executive Officers,” and “Directors and Officers of the Combined Company — Employment Agreements and Indemnification Agreements,” which are incorporated herein by reference.

Following the Business Combination, the Combined Company has entered into employment agreements with each of its executive officers. Each such agreement supersedes any prior employment arrangement with the respective officer. Under the employment agreements, each officer is entitled to receive a base annual salary, the amount of which is determined by the board of directors of the Combined Company (the “Board”), and reimbursement for reasonable, pre-approved travel and other business-related expenses incurred in the performance of duties. Employment under each agreement is at will and continues until either party provides at least sixty (60) days’ prior written notice of its intention to terminate the employment relationship. If an officer’s employment is terminated by the Combined Company without “cause” or by the officer for “just cause,” the officer will be entitled to receive (i) accrued but unpaid base salary through the termination date; (ii) reimbursement for any unreimbursed pre-approved reasonable business expenses incurred through the termination date; (iii) accrued but unused annual leave days; (iv) all other payments or benefits to which she shall be entitled as of the termination date under the terms of any applicable compensation arrangement or benefit, equity, or fringe benefit plan or program or grant; and (v) in lieu of benefits under any severance plan or policy of the Combined Company, any such amount as may be agreed between the parties. The foregoing description of the form of Employment Agreement is qualified in its entirety by the terms of the Employment Agreement attached hereto and incorporated herein as Exhibit 4.20.

Following the Business Combination, the Combined Company has entered into Director Retainer Agreements with each of its independent directors. Pursuant to the terms of such agreements, the independent directors serve as independent contractors and not as employees of the Combined Company. Each independent director is entitled to a monthly cash retainer, the amount of which is determined by the Board and, and to reimbursement for reasonable out-of-pocket expenses incurred in connection with the performance of Board duties, subject to the Company’s prior written approval. The foregoing description of the form of Director Retainer Agreement is qualified in its entirety by the terms of the Director Retainer Agreement attached hereto and incorporated herein as Exhibit 4.28.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Proxy Statement, in the section titled ““Executive Compensation,” “Directors and Officers of the Combined Company” in the subsections titled “— Board of Directors,” “— Committees of the Board of Directors,” and “— Code of Business Conduct and Ethics” which are incorporated herein by reference.

D.	Employees

Information pertaining to the Company’s employees is set forth in the Proxy Statement, in the section titled “Information About Alps —Employees,” which is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s Ordinary Shares by its directors and executive officers upon the consummation of the Business Combination is set forth in Item 7.A of this Report.

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of October 28, 2025 by:

●	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;
●	each of our directors and executive officers; and
●	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that the person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The calculations of the percentage of beneficial ownership are based on 166,400,326 Ordinary Shares issued and outstanding, as of October 28, 2025.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owners	Number of Shares (All Classes) (#)	Pct. (%)	Vot. Pct. (%)
Executive Officers and Directors(1):
Dr. Tham Seng Kong	77,144,380	46.36%	46.36%
Chew Yoke Ling	6,882,720	4.13%	4.13%
Low Wei Sim	821,083	*	*
Professor Manickam Ravichandran	20,000	*	*
Professor Poh Chit Laa	2,000	*	*
Tan Sri Dato’ Seri Dr. Suleiman bin Mohamed	-	-	-
Chua Boon Ping	149,771	*	*
Intan Ilyani binti Ghazali	10,000	*	*
All Directors and Executive Officers as a Group (8 Individuals)	84,724,445	50.90%	50.90%
Greater than 5% Holders:
Dr. Tham Seng Kong	77,144,380	46.36%	46.36%
Lim Kuang Sia	17,171,873	10.32%	10.32%
Crystal Propel Sdn. Bhd.	15,750,454	9.46%	9.46%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each shareholder is Unit E-18-01 & E-18-02, Level 18, Icon Tower (East), No. 1, Jalan 1/68F, Jalan Tun Razak, 50400 Kuala Lumpur, Wilayah Persekutuan, Malaysia.

B.	Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Proxy Statement in the section titled “Certain Relationships and Related Person Transactions – Certain Relationships and Transactions of Alps,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of Part III of this Report.

Legal Proceedings

Legal or arbitration proceedings are described in the Proxy Statement in the section titled “Information About Alps — Legal Proceedings,” which is incorporated herein by reference.

Dividend Policy

The Company’s policy on dividend distributions is described in the Proxy Statement in the sections titled “Trading Market and Dividends – Dividend Policy,” “Risk Factors - Because there are no current plans to pay cash dividends on the PubCo ordinary shares for the foreseeable future, you may not receive any return on investment unless you sell your PubCo ordinary shares at a price greater than what you paid for it.” “Material U.S. Federal Income Tax Consequences – U.S. Federal Income Tax Consequences of Ownership and Disposition of Pubco,” “Description of Pubco Securities,” which are incorporated herein by reference.

B.	Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The Combined Company’s Ordinary Shares are listed on Nasdaq under the symbol “ALPS”. The Combined Company’s Warrants are listed on the OTCID under the symbol “ALPWF”. Holders of the Combined Company’s Ordinary Shares and Warrants should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Combined Company’s Ordinary Shares are listed on Nasdaq under the symbol “ALPS”. The Combined Company’s Warrants are listed on the OTCID under the symbol “ALPWF”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

The Company’s authorized share capital is US$50,000 divided into 500,000,000 shares comprising (i) 495,000,000 PubCo ordinary shares of US$0.0001 par value each, and (ii) 5,000,000 PubCo preferred shares of US$0.0001 par value each. As of October 28, 2025, subsequent to the Closing, 166,400,326 Ordinary Shares were issued and outstanding.

B.	Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association of the Company (“Company Charter”) effective as of October 27, 2025 are filed as part of this Report.

The description of the Company Charter is contained in the Proxy Statement in the sections titled “Proposal 2: The Acquisition Merger- Proposal,” “Comparison of Corporate Governance and Stockholders’ / Shareholders’ Rights,” and “Description of Pubco’s Securities,” which are incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in the Proxy Statement in the sections titled “The Redomestication Merger Proposal (Proposal 1)” and “The Acquisition Merger Proposal (Proposal 2)” are incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement in the Proxy Statement in the section titled “The Acquisition Merger Proposal (Proposal 2)” — Certain Related Agreements” is incorporated herein by reference.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its Ordinary Shares. There is no limitation imposed by the laws of the Cayman Islands or in the Company Charter on the right of non-residents to hold or vote shares.

E.	Taxation

Information pertaining to tax considerations is set forth in the Proxy Statement in the section titled “Material U.S. Federal Income Tax Considerations” which is incorporated herein by reference.

F.	Dividends and Paying Agents

The Company’s policy on dividend distributions is described in the Proxy Statement in the sections titled “Trading Market and Dividends – Dividend Policy,” “Risk Factors - Because there are no current plans to pay cash dividends on the PubCo ordinary shares for the foreseeable future, you may not receive any return on investment unless you sell your PubCo ordinary shares at a price greater than what you paid for it.” “Material U.S. Federal Income Tax Consequences – U.S. Federal Income Tax Consequences of Ownership and Disposition of Pubco,” “Description of Pubco Securities,” which are incorporated herein by reference. The Company has not identified a paying agent.

G.	Statement by Experts

The financial statements of PubCo for the financial period May 14, 2024 (date of incorporation) to March 31, 2025, included in the Proxy Statement were audited by UHY Malaysia PLT, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Alps Holdco and its subsidiaries as of March 31, 2025, and 2024, included in the Proxy Statement were audited by UHY Malaysia PLT, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information on a bi-annual basis. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information on market risk is set forth in the Proxy Statement in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Alps — Quantitative and Qualitative Disclosures about Market Risk,” which is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial information of PubCo as of and for the year ended March 31, 2025, contained in Exhibit 99.1 to this Report is incorporated herein by reference.

The audited financial statements of PubCo for the financial period May 14, 2024 (date of incorporation) to August 31, 2024, contained in the Proxy Statement filed on September 17, 2025, are incorporated herein by reference.

The consolidated audited financial statements of Alps Holdco and its subsidiaries as of and for the years ended March 31, 2025, and 2024, contained in the Proxy Statement filed on September 17, 2025, are incorporated herein by reference.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1*	Amended and Restated Memorandum and Articles of Association
2.1	Amended and Restated Merger Agreement dated as of May 20, 2024 by and among Alps Global Holding Pubco, Alps Life Sciences Inc, Globalink Investment Inc., and certain other parties (incorporated by reference to Annex A to Amendment No. 8 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on September 8, 2025)
2.2	First Amendment to the Merger Agreement, dated as of March 6, 2025, by and among Alps Life Sciences Inc, Globalink Investment Inc., GL Sponsor LLC and Dr. Tham Seng Kong (incorporated by reference to Annex A-2 to Amendment No. 8 to the Registration Statement on Form F-4 (File No. 333-284035), as amended, filed with the Securities and Exchange Commission on September 8, 2025)
2.3	Second Amendment to the Merger Agreement, dated as of April 18, 2025, by and among Alps Life Sciences Inc, Globalink Investment Inc., GL Sponsor LLC and Dr. Tham Seng Kong (incorporated by reference to Annex A-3 to Amendment No. 8 to the Registration Statement on Form F-4 (File No. 333-284035), as amended, filed with the Securities and Exchange Commission on September 8, 2025)
2.4	Third Amendment to the Merger Agreement, dated as of September 27, 2025, by and among Alps Life Sciences Inc, Globalink Investment Inc., GL Sponsor LLC and Dr. Tham Seng Kong (incorporated by reference to Exhibit 2.1 to the prospectus filed pursuant to Rule 425 (File No. 333-284035), filed with the Securities and Exchange Commission on September 8, 2025)
3.1*	Amended and Restated Registration Rights Agreement, dated as of October 10, 2025, by and among Alps Global Holding Pubco, GL Sponsor LLC, Alps Life Sciences Inc. and certain shareholders
4.1*	Form of Assignment, Assumption and Amendment to Warrant Agreement
4.1	Patent License Agreement dated March 3, 2024, by and among Alps Global Holding Berhad and Tham Seng Kong (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.2	Patent License Agreement dated March 3, 2024, by and among Alps Global Holding Berhad and Ding KeXiang (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.3	Patent License Agreement dated March 3, 2024, by and among Alps Global Holding Berhad and Yang Yong Peng (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.4	Patent License Agreement dated March 3, 2024, by and among Alps Global Holding Berhad and Ding Yu (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.5	Licensing and Commercialization Agreement dated September 12, 2023, by and among Universiti Sains Malaysia and Vax Biotech Sdn. Bhd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.6	Lease Agreement dated March 31, 2021, by and among Alps Global Holding Berhad and Celestialab Sdn. Bhd. (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.7	Memorandum of Understanding dated March 19, 2024, by and among Alps Global Holding Berhad and JLand Group Sdn. Bhd. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.8	Memorandum of Agreement dated August 9, 2023, by and among Alps Global Holding Berhad, USCI Hospital Sdn. Bhd. and UCSI Education Sdn. Bhd. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024
4.9	Letter of Appointment dated April 25, 2024, by and between Alps Global Holding Berhad and Dr. Tham Seng Kong (incorporated by reference to Exhibit 10.23 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on June 9, 2025)
4.10	Letter of Appointment dated April 25, 2024, by and between Celebre Pro Medic Sdn. Bhd. and Dr. Tham Seng Kong (incorporated by reference to Exhibit 10.24 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on June 9, 2025)
4.11	Letter of Appointment dated April 25, 2024, by and between TMC Global Holdings Sdn. Bhd. and Dr. Tham Seng Kong (incorporated by reference to Exhibit 10.25 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on June 9, 2025)

4.12	Letter of Appointment dated March 1, 2016, by and between TMC Global Holdings Sdn. Bhd. and Chew Yoke Ling (incorporated by reference to Exhibit 10.26 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on June 9, 2025)
4.13*	Letter of Appointment dated January 1, 2012, by and between Celebre Pro Medic Sdn. Bhd. and Chew Yoke Ling (incorporated by reference to Exhibit 10.27 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on June 9, 2025), as amended by those certain Supplemental Letters dated January 1, 2016 and February 1, 2019
4.14	Letter of Appointment dated April 25, 2024, by and between Alps Global Holding Berhad and Lisa Teoh @ Teoh Lee Eng (incorporated by reference to Exhibit 10.28 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on June 9, 2025)
4.15	Letter of Appointment dated March 29, 2024, by and between Alps Global Holding Berhad and Professor Ravichandran Manickam (incorporated by reference to Exhibit 10.29 to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on June 9, 2025)
4.16	Letter of Appointment dated April 5, 2024, by and between Alps Global Holding Berhad and Professor Poh Chit Laa (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.17	Letter of Appointment dated April 25, 2024, by and between Alps Global Holding Berhad and Low Wei Sim (incorporated by reference to Exhibit 10.31 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.18	Subscription Agreement dated June 4, 2024, by and among Globalink Investment Inc., Alps Global Holding Pubco, Alps Life Sciences Inc and PIPE Investor (incorporated by reference to Exhibit 10.32 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.19	Form of Subscription Agreement dated June 5, 2024, by and among Globalink Investment Inc., Alps Global Holding Pubco, Alps Life Sciences Inc and PIPE Investor (incorporated by reference to Exhibit 10.33 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.20	Form of Employment Agreement between PubCo and PubCo’s executive officers (incorporated by reference to Exhibit 10.34 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.21	Letter of Engagement dated October 17, 2023, by and among Alps Global Holding Berhad and IBDC Asia Sdn. Bhd. (incorporated by reference to Exhibit 10.35 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.22	China-Malaysia Scientific Research Cooperation Agreement dated February 1, 2022, by and among TMC Global Holdings Sdn. Bhd. and Ding KeXiang (incorporated by reference to Exhibit 10.36 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.23	Memorandum of Agreement dated December 1, 2023, by and among Alps Wellness Centre Sdn. Bhd. and Advanced Aesthetic Specialist Sdn. Bhd. (incorporated by reference to Exhibit 10.37 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.24	Memorandum of Agreement dated November 1, 2023, by and among Alps Wellness Centre Sdn. Bhd. and Advanced Hair Transplant Specialist Sdn. Bhd. (incorporated by reference to Exhibit 10.38 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.26	Form of Subscription Agreement dated August 27, 2024, by and among Globalink Investment Inc., Alps Global Holding Pubco, Alps Life Sciences Inc and PIPE Investor (incorporated by reference to Exhibit 10.39 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
4.27	Agreement dated March 7, 2025 by and among PGM, Globalink and PubCo (incorporated by reference to Exhibit 10.41 to Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on April 1, 2025)
4.28*	Form of Director Retainer Agreement to be entered into between PubCo and the independent directors
8	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
11(a)	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-4 (File No. 333-284035) filed with the Securities and Exchange Commission on December 23, 2024)
11(b)*	Insider Trading Policy
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Alps Group Inc. as of and for the year ended March 31, 2025.
23.1*	Consent of UHY Malaysia PLT

*	Filed herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Schedules and annexes have been omitted

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Alps Group Inc

October 31, 2025	By:	/s/ Dr. Tham Seng Kong
	Name:	Dr. Tham Seng Kong
	Title:	Chief Executive Officer and
Director

